Exhibit (a)(5)(cxxxvii)

FINAL TRANSCRIPT

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Conference Call Transcript ORCL—Oracle Financial Analyst Day Event Date/Time: Jul. 14. 2004 / NTS ET Event Duration: N/A

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ORCL - Oracle Financial Analyst Day

C O R P O R A T E    P A R T I C I P A N T S

Derek Williams

Oracle Corporation, Asia Pacific and Japan—EVP

Keith Block

North America Sales, North America Consulting and Application Development Marketing—EVP

Larry Ellison

Oracle Corporation—CEO

Safra Catz

Oracle Corporation—President

Luiz Meisler

Oracle Corporation, Latin America—SVP

Jeff Henley

Oracle Corporation—CFO

Ron Wohl

Oracle Corporation—SVP, Applications Development

Mike Rocha

Oracle Corporation—SVP

Charles Phillips

Oracle Corporation—President

Javier Barrera

Groupo Pasadas

Cash Rognan

Wachovia Securities—Analyst

Trip Chowdhry

FTN Midwest Research—Analyst

Tim Klasell

Thomas Weisel Partners—Analyst

Brent Thill

Prudential—Analyst

Rob Mainer

Copper Beach Capital—Analyst

Charlie DiBona

Sanford Bernstein—Analyst

Jason Miller

Merrill Lynch—Analyst

Kim Brown

JP Morgan Fleming—Analyst

Bob Schwartz

Jeffries and Company—Analyst

Neil Herman

Lehman Brothers—Analyst

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Heather Bellini

UBS—Analyst

Adam Holt

JP Morgan—Analyst

Richard Williams

Garban—Analyst

Rick Sherland

Goldman Sachs—Analyst

Bob Simpson

Banc of America—Analyst

Jason Mainer

Merrill Lynch—Analyst

Tad Piper

Piper Jaffrey—Analyst

Ross McMillan

Morgan Stanley—Analyst

Kevin Meritt

Fiduciary Trust—Analyst

Drew Rasso

Analyst

John DiFucci

Bear Stearns—Analyst

Kevin Buettege

Analyst

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ORCL - Oracle Financial Analyst Day

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS UNRELATED TO ORACLE’S TENDER OFFER]

P R E S E N T A T I O N

[Redacted]

Larry Ellison - Oracle Corporation—CEO

Well, please don’t groan, but I’d like to say I told you so, which is that—and you groaned and I asked you not to groan. The idea, again, you know, I’ve been called a Cassandra, all of the—the idea that we need all these different software companies is a very bizarre idea that other industries consolidate, but oh no, the software industry.

We’ll have hundreds, thousands of separate software companies. And what companies will do, they’ll pick their favorite 275 software companies, buy 585 different products and then weave them together—every consumer of this technology, figure out some interesting new way to weave this stuff together.

It’s just—it’s an immature industry that was created, one of the most interesting phenomenon’s I’ve ever seen in my lifetime, which was we were selling so much technology to customers and the customers, what? More than half the capital spend in the United States was on Tech at the time of the bubble and the real problem, the real problem everyone was talking about wasn’t, you know, gee, why have software companies not meeting their earnings targets.

The real problem was the shortage of people, you know, that there was a terrible shortage—we wanted to spend more, but couldn’t find the people to hire. But this industry was so monumentally inefficient, the whole idea of taking lots of different products from lots of different companies and putting them all together is a mad idea.

Just because someone writes an interesting new computer program, they shouldn’t go out and start a company. It’s like every author who writes a novel saying, I should, you know, I should start—well, (a) I should start a publishing company, but then I should also open a bookstore so I can sell it. Well, it’s been a very peculiar industry. And then these companies never die.

They just kind of, you know, they become zombie companies, like Commerce One. I’m sure maybe I’ll get sued by Commerce One, but it’s kind of a bizarre—it’s a very bizarre industry. But eventually, customers are not going to keep doing this. They are not—and you know, I believe there are a few, you know, reliable, scalable vendors who are going to be around and the customers are going to want to have a simpler infrastructure to manage.

So they’re going to pick a couple of hardware providers and a couple of software providers and a couple of service providers and be done with it. At least there’s some manageable number, but not all of these different companies. What other industry operates like this? So I think you’re going—we’re going into the world kind of has and have not’s where, you know, I think we had a pretty good quarter last quarter.

The 50’s, 70’s, we don’t like it as well. I should say we don’t like (inaudible) either. Our largest ISV, we love (inaudible). But you know, they had a pretty good quarter. I think IBM is going to do fine. I think Microsoft is doing fine. I think—but I’ll quote Eddie Coggerman (ph).

Eddie Coggerman’s, in his recent article from the—from Newsweek, said, well, how many software companies do you think—well, how many software survivors do you see? Well, I said, well of course, there’s IBM and Microsoft and we think we’ll be one, meaning SAP, Coggerman said, and Oracle and after that, it gets pretty thin. So I’ve believed that for a long, you know, for a very, very long time.

And plus a lot of these companies have these—have—I don’t know how you—it’s your job to analyze them, but I know some of these companies do lots and lots of acquisitions and produce pro forma results and I can’t even understand what they’re doing.

I look at their—I mean, I’m thin, admittedly, I’m a college dropout, I’m not a finance expert and maybe you guys can figure out what they’re doing, but I can’t figure out after the acquisition and these write downs and these inventory changes that they have if they’re a manufacturer. I can’t figure out what the hell is going on with all the acquisitions.

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ORCL - Oracle Financial Analyst Day

They produce this pro forma number and I’m not quite sure what’s in there and what’s not, but I look at the GAAP number, you know, they’ve got a PE of 600. You know, I said, God, you have a PE of 600 and, you know, wow. It’s amazing. And they don’t make any money, but no one seems to care. I mean, it’s really—it’s very odd. If you treated, well, OK, anyway. So it’s very interesting.

The whole thing is—I mean, it’s been extremely interesting. It’s been extremely interesting to me, but this is not an industry that will be forever young. It’s no different than any other industry. It will consolidate like the railroad industry. And I think it’s very interesting about bubbles. I mean, when—I was reading a lot about the—in the (inaudible).

(inaudible) is one of the few publications that had called the bubble while it was still inflated and I read these articles and I get very nervous, you know, reading about the economist. But the other thing that’s interesting is the story. If you study bubbles, there are always three, right? There’s the primary bubble and a slightly smaller bubble that follows and then another bubble. And I see some PEs now that are just kind of over the moon. And weird expectations like there’s going to be this recovery. This is the recovery. This is the recovery enjoy it. This is the recovery.

We’re not going to back to the lunacy, really well it wasn’t all lunacy. I mean some of it was year 2000 buying. But culturally, I mean I just remember culturally, I remember talking to business people who were bragging about how much they were investing in IT. So and so said, well I’m spending. I’m increasing my IT budget by 40 percent. I tell you well that’s nothing, I’m increasing my IT budget by 50 percent. What are you guys talking about? Spending isn’t good.

Spending was—you know, revenue is good, profits are good, spending bad. And IT is not an investment. It’s an expense. I mean you can call it an investment, but you’d like to deliver good information and automate processes and make your company more efficient. But, you know, this big front end load of you’ve got to increase your expenses and then get the payout three years later, I don’t think people are going to go back—I don’t think they’re going to buy it any more. So I think customers are getting smarter. I think customers want a smaller set of vendors.

I think you’ve got to be very careful. You know, when I try to evaluate a company, and I said this during the bubble actually, you know, I look at like how much do they make? You know, if they make a lot of money that’s probably a good thing. And if they don’t make any money that’s probably not good. And, you know, pro forma is an interesting concept. But I think this interesting, again, I’m going to say it very publicly. I think a large number of companies in Silicon Valley will vanish.

Now let me say another thing which is for a long time, I’ve bemoaned Microsoft being in Seattle, and us being in Silicon Valley, because we had tremendous stress on our employee base, because they were being recruited by all of these start ups. And you know, so we’re losing—we would have to pay more than Microsoft would have to pay. And, you know, there is—because people would move to other company’s and their salaries would be doubled.

In an area of consolidation, actually being located in Silicon Valley is an advantage, in that I think we’ll have the opportunity to buy several company’s that are right next to us. A lot of them run by Oracle people. You know, so I’m not—I was not referring to the ones in the East Bay. So I do think we’re going to have an opportunity to go through a consolidation, where—with company’s that are located basically in town. And I think that’s going to be an advantage. It’s going to make the consolidation easier for us.

Tad Piper - Piper Jaffrey—Analyst

Tad Piper from Piper Jaffrey. Really my question is, one of the things is in the past, Oracle has really not been in the consolidation game. You’ve traditionally bought very small company’s and obviously just a little over a year ago, you changed your stripes in that sense. And you used to say most of Silicon Valley would go out of business, but now you’re talking about consolidation. Can you talk a little bit about why you see the merger strategy, the acquisition strategy, the consolidation strategy working now, when software mergers or acquisitions have failed in the past?

Larry Ellison - Oracle Corporation—CEO

I think scale is an advantage. I think we—you know, again, I didn’t invent the concept of economies of scale. But I think it’s particularly obviously when you look at Microsoft. Why do we fear Microsoft? They sell a lot of software. And if you sell a lot of software, you can have very low prices. The dynamics of pricing in software, is the larger you get, the less you can afford to charge. Unlike any other industry, because there’s very low marginal cost.

So scale is extremely important but I think you have to know how to do this. And, you know, maybe I’m kidding myself. I don’t think I’m kidding myself. I think we can integrate these businesses very, very quickly, and cleanly. And with almost no integration risk. And we could have outlined that with our proposed acquisition of PeopleSoft. And we’ve outlined, you know, and I think we have other plans as well. But I know we have to—but it’s very, very clear how we would do this.

And we would become bigger. We’d be able to afford to, you know, spend more on image engineering and charge lower prices. So our strategy is to get bigger, which allows us to lower our price. Now if there’s another way to charge—you know invest more in engineering and lower your price other than getting bigger, someone please tell me. Because that’s the only way I can figure

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FINAL TRANSCRIPT

ORCL - Oracle Financial Analyst Day

out, that’s how Microsoft did it. And that’s how we need to do it, if we want to compete with those guys.

Tad Piper - Piper Jaffrey—Analyst

So does integration mean fire half the employees and move them over to your products traditionally? Is that really the strategy going forward?

Larry Ellison - Oracle Corporation—CEO

What does integration means? Integration means continuing our—continuing to run our business profitably, you know, without missing any quarters. And delivering growth of profits, and growth of revenue. That’s what I believe we can do. Yes, sir.

[Redacted]

Safra Catz - Oracle Corporation—President

Hey everyone. I’m going to do a little bit of a shorter presentation than I was planning on so we can make up a little bit of time. And I’ll do my questions after Jeff’s presentation with Chuck. I thought what we’d do today it’s merely a year ago now where we initially announced the PeopleSoft acquisition—we discussed the PeopleSoft acquisition. But I thought I’d give you a little bit more background.

As I said, today we’re going to cover both our acquisition strategy generally. I know some of you heard things on the call that I think maybe concerned a few of you. And I wanted to really go over where we are in our overall thoughts. And honestly, they haven’t changed much. Could I have the next slide?

Before I even do that, I want to remind you all that we have an open tender offer. And all of the information that you hear generally is and otherwise, is of course filed with the SEC, as well as additional disclosure. I’m not going to read this for you because you all have it in your packets, but you need to know that.

First of all, what we wanted to talk to you about last year, and it’s really, as I said, not changed at all, is that our overall acquisition strategy has a number of different places where it applies. As Chuck Rozwat mentioned, we do about a dozen acquisitions every year anyway. They’re often much smaller. They’re very much below your radar, but often technology and pieces of technology that are very important to filling out our overall stack either in the technology side or in the application side.

The PeopleSoft acquisition, which I’ll talk about in detail, is a little bit more about adding incremental customers to markets in which we’re already strong, as Larry mentioned. Additional acquisitions would be platform extensions, very obvious ones. There is the possibility of a new market segment entry, through, that’s much less likely for us. And then, of course, we’ve talked about industry verticals.

But one of the things you have to keep in mind regardless of where we’re going, and of course, you all got a little bit of a preview at trial, of some of the things we’ve looked at over time, is that absolutely everything has to be very consistent with where we view the world both the industry and technology over time. It has to be consistent with our strategy. You’re not going to see anything that’s just going to shock you. It’s all very, very consistent with our views of data consolidation, better information, software as a service.

However, in addition, it’s going to have to meet very, very rigorous financial requirements. If you were watching our trial at all, you could see, we’re very interested in making sure the transactions are accretive, very accretive, and accretive rather quickly. I put up here on this slide, 12 to 18 months. If you look at what we really talk about, we’re talking about much faster accretion.

For us, also, as you know, our business as it stands, generates an enormous of cash. And we look very carefully at discounted cash flows. We believe businesses need to make money, and they need to make them right away. And for us, we run Oracle at a 38 percent operating margin, up from the 21 percent it was, right as I joined, anyway. And our goal is to make sure that we maintain and improve those operating margins. And that our growth rate increases at all times.

For us, the benefits are obvious. As we talked about, we’d like management talent, additional management to join us, though not every acquisition will have management talent joining us at the highest levels. You can guess one. And then the—of course, if you heard me testify cross sell, and up sell opportunities are extremely important to us. But we take a very conservative view of it whenever we’re projecting it, but they’re absolutely critical. Those customers are going to ultimately buy more of our products and services, and that’s very important.

And in addition, as I mentioned to you, we are always looking for new technologies. We have a very broad product line already. But it’s not complete by any stretch of the imagination. And new company’s and other company’s are doing things every year that we think are very interesting. And we’re either going to build them ourselves, or buy them.

Moving a little bit just to recap, PeopleSoft, as you know, that transaction for us will be accretive from operations, and that’s absolutely critical. As Larry mentioned to you there—we do not believe in integration which means one line of code from one company and one from another. We don’t believe that’s possible. And we don’t expect to do that. We have a very thought out

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ORCL - Oracle Financial Analyst Day

integration plan for it. And we think we’re going to be able to do it very, very quickly.

They—as we’ve talked about, the critical thing is really PeopleSoft’s customer base. And they are absolutely central to everything we do. And because of that, we’re going to make sure that we keep them, very, very happy and very satisfied. Because for us, they’re an opportunity to sell more of our products, and more of our services over time. And in addition, for us, it’s going to allow us to really distribute our very large fixed development costs over a larger customer base, which will allow us to actually increase our R&D spending.

And our goal, with it is of course, to increase innovation and build more products. And since we’ll have a larger customer base, more of those customers will be able to buy add ons and additional services.

I wanted to cover, but Larry’s really covered it in detail, but I wanted to put up here for those of you, who maybe didn’t see it at trial, this is actually not our slide. This is the slide that Microsoft prepared when we announced our deal because interestingly enough they understood our deal. And IBM understood the deal too. Because this is really the true competition that’s out there. And though SAP is trying to expand their stack, and trying to have a spot on here by having applications NetWeaver this is the game that Microsoft saw, and that we saw. And this is very consistent with, you know, our goals, which is to be a stronger competitor to those folks.

I wanted to give just a quick update on the antitrust issues, and I’ll take questions afterwards, if you happen to have any. The suit was filed in February. And the trial date was set a long, long time ago for pretty much the month of June. The trial ran until the first of July. And the closing arguments, actually, are next Tuesday in the Federal Building. We expect that we’ll have a decision within the next two months, probably sometime around the end of August, possibly the very, very beginning of September. Though it might be earlier.

In Europe, right now, some of you know that the quote clock is stopped. What that means actually is that the European Commission has asked us for additional data. It’s mostly bidding data, which is data in a certain format that we don’t actually prepare in our regular business operations. We’ve given them about four drops of data. And we’re planning on giving them, you know, one or two more. And we’re hoping at that point that will be satisfactory, and they will go ahead and restart the clock. By statute, once they do restart it they must have a decision in five weeks.

You know, I really am just going to close with two last points, regarding PeopleSoft, and the customers. I think what became very evidence in the trial was that they are absolutely central. And that our goal will be to keep them very, very satisfied, so that they buy more from us over time. To that extent, we’ve of course committed to supporting them for a very long time, either P-7 or PeopleSoft eight. Free module for module upgrades, and database licenses. What this is going to allow those customers is to benefit from a much larger application development organization. It will be much less risk to their existing IT investment.

And our ultimate upgrade path for them, as for our 11i customers is a products that is built by a larger team that is better in every way. And for those customers that are now going to be able to have really global support for their entire technology stack over time, and benefit from our award winning support organization.

And then, finally, the shareholders, you’re all analysts so you know what $21 in cash is these days. It looks like some of the funds have also recognized what that means, especially in the past week or so. Clearly, a benefit would be to avoid the clearly ongoing uncertainty in this very complicated integration that they are

(Audio gap)

[Redacted]

Richard Williams - Garban—Analyst

Earlier in the day you talked about integration, and how you thought you could do it very quickly. Larry in years past in this forum has talked about how organic integration is very important, and a tremendous competitive advantage. How do you reconcile those two views?

Jeff Henley - Oracle Corporation—CFO

Are you asking me?

Charles Phillips - Oracle Corporation—President

Is this a question on the product integration or integration of what?

Richard Williams - Garban—Analyst

Well I was thinking more in terms of acquisitions. If you’re going to acquire companies, integration becomes the critical element. And in the past, Larry’s talked about how integration organically done, in other words, building applications and infrastructure other than acquiring them is a tremendous competitive advantage. So I’m just not sure how you can very quickly integrate acquisitions if (inaudible).

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ORCL - Oracle Financial Analyst Day

Charles Phillips - Oracle Corporation—President

Well a couple of things, the fact that Oracle built a lot of its own technology over the years was a huge advantage. You’ve got this nicely integrated product line. You didn’t have a lot of third party products. They didn’t spend have the R&D reintegrating products that they had bought. So that was an advantage, and there’s no—we should be part of that.

But things have changed. Number one, the products we’re talking about buying in some cases, we’re not going to do a super set integration product and spend three years doing that. So we kind of have parallel railroad tracks for PeopleSoft, for instance. So that’s one strategy as decide. It’s a different type of acquisition. If those customer’s want to migrate over and jump on a different track, great, we’ll support that. We put some programs in place to do that.

A lot of the other acquisitions that we have made are very niche oriented, kind of functions and features that we can add on fairly easily to the existing platform. So we evaluate all of that. If it’s going to be a huge rewrite, OK, then it’s a serious consideration we have to take in to account. But in the case that we’re talking about now, if it’s PeopleSoft, we’re not going to make the mistake of saying, we’re going to take a third of developers, let’s (inaudible) and come up with a super set product forever. We’re not going to do that.

[Redacted]

Jason Mainer - Merrill Lynch—Analyst

A question for Safra. Jason Mainer from Merrill Lynch. There’s still a lot of misperceptions in the market about why you’re going after PeopleSoft. You know, are you doing it to mess with them? Or, you know, you don’t have confidence in your growth rate. I mean just can you talk philosophically about why it’s important to go for PeopleSoft? And why you went after them first versus maybe some other segments of the market?

Safra Catz - Oracle Corporation—President

Sure. Well first of all, PeopleSoft, you have to really look at it the way we do which is it’s a very large customer base. They have already a maintenance stream between them and JP Edwards, of over a billion three, which means they have thousands of customers, many of which actually use Oracle infrastructure, but we choose the PeopleSoft applications.

For us, in the applications business, we really believe that having more customers is absolutely critical to compete, period. And also, just having more customers generally, as Larry said, gives us the scale to invest more and more in R&D and improve our technology, because we have a larger group to defray those fixed costs on. For us to have more customers allows us, ultimately, we’ll have more financial customers. We’ll have more retailing customers. We’ll have more of all of these different industries, who will allow us to spend some money on additional add on products that are industry specific. And also, give us an opportunity to sell what’s absolutely strategy for us, which is our on demand business.

We can’t—for us to over time really be able to provide software as a service, which really led in, you know, vision really years ago, we’re going to have to have more customers that potentially can use it. And the truth is is that we believe that software is a service, and all of that—the true on demand, we actually have to have written the code. Because only then do we have the economies of scale, where we can have the scripts to manage it better, and to run it better. So for us, the key is to expand our customer base, to have a larger maintenance base, and customer base for us to sell really all of our other products. And that includes, you know, the entire information stack which we believe is very, very critical. Because the battle that we see is really the largest infrastructure companies in the world. And we absolutely are one of them. And there’s no question that those competitors immediately understood that for—what we were trying to do. And that was to expand our base, and to have a larger customer group to strengthen us.

Tad Piper - Piper Jaffrey—Analyst

Tad Piper from Piper Jaffrey. Can you give us some idea of what you think that, I’m not looking for numbers, but what the cost has been for Oracle of things that have come out in the trial? I mean I would call it sort of the software industry airing its dirty laundry in a very public stage with discounts, you know, being talked about 80 and 88 percent at several customers. How do you think that effects your business and your discussion with customers? I think it would be tough being an Oracle sales person with those kind of numbers widely available to all of the people you’re currently negotiating with.

Safra Catz - Oracle Corporation—President

Well, honestly, I think that it’s widely known that customers get very—discounts based on a number of different things. Every—the thing that—if you noticed anything about the trial, and about discounts, is that every customer buys a totally different bundle of products, for totally different reasons. And that there’s really no two that are alike. And as a result, customers, you know, anyone who, for example, works at one of the largest company’s in the world, knows the kinds of discounts that they’re accustomed to. These are very high value customers for referenceability and additional product.

But the truth is is that the thing that dominates what kind of discount you get, as you can see, is how much you buy. And that’s the old volume discount, which everybody knows about. So honestly, I don’t expect it to cause us any trouble. From what I understand, you know, every once in a while people say you gave this discount to somebody or whatever. Listen all of these

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FINAL TRANSCRIPT

ORCL - Oracle Financial Analyst Day

companies already subscriber to Gartner and META and all of those folks who have been saying these things for years. But ultimately it’s a negotiation. And everyone of our products are different, and every customer is an different position when they’re negotiating with us.

And we try to do our best, and they try to do their best. And I’m actually very comfortable that we won’t have any specific issues, because honestly, there’s no real new news here at all, for anyone who buys software.

Heather Bellini - UBS—Analyst

Hi, Safra. Heather Bellini. I was just wondering, seeing that the accretion analysis for PeopleSoft would depend on the percentage of customers that you could get to continue to pay maintenance, what type of assumptions are you using regarding the number of people that will renew?

Safra Catz - Oracle Corporation—President

Well actually, the model that was used in court is one that is nearly a year old at the time. It was really, what I could call a worst case scenario. And it had, early assumptions of a rather significant drop off in renewals.

To the extent that we wanted to write a model such that even if sort of the worst case came out, we could still make it, that it was still worthwhile. And the models weren’t run sort of as efficiency analysis or otherwise. They were really run to see that they would still be accretive for our shareholders. So we ran very large reductions early on, an order of 10 percent or so right at the beginning. And then, it really levels out.

To be honest with you, I could not imagine a sort of non renewal of 10 percent plus.

Jeff Henley - Oracle Corporation—CFO

…per annum.

Safra Catz - Oracle Corporation—President

Yes, per year. It was around tenish, and then sevenish, fiveish, things like that. That’s extremely unusual. It’s consistent, by the way, with our own experience with our business. And I believe it will be very unlikely. But we ran that model in what I actually testify is the worst case scenario, and it was in excess of 10 percent in the early year.

[Redacted]

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